UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chartered Semiconductor Manufacturing Ltd

File No. 0-27811 - CF#20703

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Chartered Semiconductor Manufacturing Ltd submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 6-K filed on August 7, 2007.

Based on representations by Chartered Semiconductor Manufacturing Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.2   through May 16, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry J. Hindin
Special Counsel